Exhibit 15

July 15, 2019

Address 1

Address 2

City, State, Zip

Dear -----------,

Hall Structured Finance II, LLC (HSF II) has made the 2st quarter distribution of 2019. Your interest payment has been paid either by direct deposit or check (if elected). For IRA custodial accounts, your distribution was sent to the custodian on your behalf.

During the 2nd quarter of 2019, four new loans were closed for a total of $90.65 million. They are: Hampton Inn in Kissimmee, FL in the amount of $15.5 million and bears interest at 30-day LIBOR plus 7.0%, a SpringHill Suites in Boston, MA in the amount of $43.3 million and bears interest at 30-day LIBOR plus 7.25%, Fairfield Inn & Suites in Chicago, IL in the amount of $16.6 million and bears interest at 30-day LIBOR plus 7.6%, and a Holiday Inn Express in Hayward, CA in the amount of $15.25 million and bears interest at 30-day LIBOR plus 7.85%.

During the quarter, two of the existing loans in the portfolio were paid in full including all interest and fees. They were, the Townplace Suites in Milwaukee, WI with a principal amount of $10.92 million and the Esplendor Bay in Miami, FL with a principal amount of $23.1 million.

Conduent Securities Services, Inc. (ACS), the transfer agent for HSF II, coordinates and processes your quarterly interest payments and annual 1099 tax reporting. Please note that your direct deposit or check will be distributed by ACS and direct deposits may reflect their name. Should you need to contact Conduent, they may be reached at (214) 887-7699. Please contact us with any questions you may have concerning HALL Structured Finance II, LLC or the terms of your investment.

Sincerely,

Mark Blocher	Whitney Jacobson
214.269.9517	707.286.7105
mblocher@hallstructured.com	wjacobson@hallstructured.com

HALL STRUCTURED FINANCE II, LLC

2323 ROSS AVENUE, SUITE 200 • DALLAS, TX 75201 • 214.269.9517 • HALLSTRUCTUREDFINANCE.COM